Annual Meeting of Shareholders

The Fund held its annual meeting of Shareholders on June 25, 2003. With respect to Item 2, the meeting was adjourned twice to other dates to permit shareholder further time to respond to the proxy solicitation. On August 28, 2003 the meeting reconvened. The purpose of the meeting was to ask shareholders to consider the proposals below, which were more fully described in the Proxy Statement, dated May 21, 2003. Proposal 1 was approved. Proposal 2 did not pass.

Proposal 1: The election of Bernard Spilko and Harvey Kaplan as Class III Directors of the Fund.


     Nominees for Class III Director          Number of Shares
     Elected by All Shareholders                 Affirmative           Withheld           Total
     Bernard Spilko                             7,427,584.531       1,735,383.463     9,162,967.99
     Harvey Kaplan                              8,093,889.531       1,069,078.463     9,162,967.99

Messrs. Antoine Bernheim, Thomas J. Gibbons, Robert S. Matthews, and Martin Vogel continue in office as directors.

Proposal 2: To revise the fundamental investment policy regarding concentration.

   Number of Shares
     Affirmative      Number of Shares    Number of Shares     Number of Shares
                           Against             Abstain          Broker Non-votes          Total
  5,848,990.780          927,926.430         72,018.728          4,738,024.000        11,586,959.94

Proposal 2 was not approved by the Shareholders.